

07008751

S ... /MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED DEC 27 2007 WASH. D.C. 185

REPORT FOR THE PERIOD BEGINNING 11/1/06 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: James C. Butterfield, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 East Michigan Avenue
(No and Street)

Jackson (City) Michigan (State) 49201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Willis & Jurasek, P.C.
(Name – *if individual, state last, first, middle name*)

2545 Spring Arbor Road, Suite 200, Jackson, (Address) (City) Michigan (State) 49203-3690 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander James Butterfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of James C. Butterfield, Inc., as of October 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Alex James Butterfield
Signature

President
Title

Barbara Adams
Notary Public Exp. 3/6/2012

BARBARA ADAMS
NOTARY PUBLIC, STATE OF MI
COUNTY OF INGHAM
MY COMMISSION EXPIRES Mar 6, 2012
ACTING IN COUNTY OF Jackson

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


WILLIS & JURASEK, CPAs, CONSULTANTS
W
SERVICE EXCELLENCE SINCE 1967

James C. Butterfield, Inc.
111 E. Michigan Avenue
Jackson, Michigan 49201

We have audited the answers to the FOCUS Report - Part IIA of James C. Butterfield, Inc. as of October 31, 2007. Our audit was made in accordance with auditing standards generally accepted in the United States of America and with the auditing requirements prescribed by the Securities and Exchange Commission; accordingly, it included a review of the accounting system and control structure (including the procedures for safeguarding securities), and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying FOCUS Report - Part IIA of James C. Butterfield, Inc. at October 31, 2007, presents fairly the information required in the form prescribed by the Securities and Exchange Commission in conformity with accounting principles generally accepted in the United States of America.

Willis & Jurasek, P.C.
Willis & Jurasek, P.C.

December 15, 2007

WILLIS & JURASEK, P.C.
2545 Spring Arbor Road
Suite 200
Jackson, MI 49203-3690

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-Mail: willis@willispc.com
Web site: www.willispc.com

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [ ] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19] 5) Other [X] [26]

NAME OF BROKER-DEALER
James C. Butterfield, Inc. [13]

SEC FILE NO.
8-12429 [14]

FIRM I.D. NO.
462 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P O. Box No.)
111 East Michigan Avenue [20]
(No. and Street)

Jackson [21] Michigan [22] 49201 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
11/1/06 [24]

AND ENDING (MM/DD/YY)
10/31/07 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexander James Butterfield [30]

(Area Code) — Telephone No.
(517) 787-5000 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT.

		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the 26 day of December 2007

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) [signature]
Principal Financial Officer or Partner

3) [signature]
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S C. 1001 and 15 U S C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Willis & Jurasek, PC [70]

ADDRESS

Number and Street		City		State		Zip Code	
2545 Spring Arbor Road Suite 200	71	Jackson	72	Michigan	73	49203-3690	74

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc. **N 3** [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 10/31/07 [99]
SEC FILE NO. 8-12429 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 50,972	200			$ 50,972	750
2. Receivables from brokers or dealers:						
A. Clearance account	1,532	295				
B. Other	1,241	300	$ 70,000	550	72,773	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	334,385	424			334,385	850
E. Spot commodities		430				
5. Securities and/or other investments not readily marketable:						
A. At cost $ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ [150]						
B. Other securities $ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ [170]						
B. Other securities $ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	168,718	680	168,718	920
11. Other assets		535	51,000	735	51,000	930
12. TOTAL ASSETS	$ 388,130	540	$ 289,718	740	$ 677,848	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield as of 10/31/07

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other 10	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	31,109 [1205]	[1385]	31,109 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	86,558 [1211] 12	[1390] 14	86,558 [1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings.		[1400]	[1710]
1 from outsiders 9 $ [970]			
2 includes equity subordination (15c3-1(d)) of ... $ [980]		[1410]	[1720]
B. Securities borrowings, at market value from outsiders $ [990]			
C Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of ... $ [1010]			
D Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 117,677 [1230]	$ [1450]	$ 117,667 [1760]

Ownership Equity		Total
21. Sole Proprietorship	15	$ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23 Corporation:		[1791]
A. Preferred stock		32,949 [1792]
B. Common stock		21,104 [1793]
C. Additional paid-in capital		506,128 [1794]
D. Retained earnings		560,181 [1795]
E. Total		[1796]
F. Less capital stock in treasury	16 (	[1796]
24. TOTAL OWNERSHIP EQUITY		$ 560,182 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 677,848 [1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc. as of 10/31/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 560,181	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			560,181	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 560,181	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 289,718	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(289,718)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 270,463	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18]	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	87,138	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(87,138)	3740
10.	Net Capital			$ 183,325	3750

OMIT PENNIES

[30]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc. as of 10/31/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description		Amount	Code
11	Minimum net capital required (6⅔% of line 19)		$ 7,844	3756
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 50,000	3758
13.	Net capital requirement (greater of line 11 or 12)		$ 50,000	3760
14.	Excess net capital (line 10 less 13)		$ 133,325	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22	$ 171,558	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description	Amount	Code	Amount	Code
16	Total A.I. liabilities from Statement of Financial Condition			$ 117,667.	3790
17.	Add:				
	A. Drafts for immediate credit	21 $	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C Other unrecorded amounts (List)	$	3820	$	3830
18.	Total aggregate indebtedness			$ 117,667	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 64	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description		Amount	Code
21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits		$	3970
22	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23	$	3880
23	Net capital requirement (greater of line 21 or 22)		$	3760
24.	Excess capital (line 10 less 23)		$	3910
25.	Net capital in excess of the greater of: A 5% of combined aggregate debit items or $120,000		$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1 Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc.

For the period (MMDDYY) from 11/1/06 [3932] to 10/31/07 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$ 12,467	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions	5,796	3939
d. Total securities commissions	18,263	3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	46,811	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares	140,291	3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	610,289	3995
9. Total revenue	$ 815,654	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	405,797	4120
11. Other employee compensation and benefits	78,411	4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	5,598	4195
15 Other expenses	246,838	4100
16. Total expenses	$ 736,644	4200

NET INCOME

Item	Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 79,010	4210
18. Provision for Federal Income taxes (for parent only)	34,665	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4338]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 44,345	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc.

For the period (MMDDYY) from 11/1/06 to 10/31/07

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 517,836	4240
A. Net income (loss)		44,345	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])	2,000	4270
2. Balance, end of period (From item 1800)		$ 560,181	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER James C. Butterfield, Inc. as of 10/31/07

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) — $2,500 capital category as per Rule 15c3-1 4550

B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained 4560

C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
Name of clearing firm 30 ______ 4335 ______ 4570

D. (k)(3) — Exempted by order of the Commission (include copy of letter) 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	4600	4601	4602	4603	4604	4605
32	4610	4611	4612	4613	4614	4615
33	4620	4621	4622	4623	4624	4625
34	4630	4631	4632	4633	4634	4635
35	4640	4641	4642	4643	4644	4645
			Total $ 36	4699		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

James C. Butterfield, Inc.

Financial Statements
and Independent Auditors' Report

Period Ended October 31, 2007

Contents


WILLIS & JURASEK, CPAs, CONSULTANTS
W
SERVICE EXCELLENCE SINCE 1967

Independent Auditors' Report

Board of Directors
James C. Butterfield, Inc.
Jackson, Michigan

We have audited the accompanying Statement of Financial Condition of James C. Butterfield, Inc. as of October 31, 2007, and the related statements of income, retained earnings and cash flows for the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly the financial position of James C. Butterfield, Inc. as of October 31, 2007, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

We have compiled the accompanying Statements of Financial Condition of James C. Butterfield, Inc. as of December 31, 2006, and the related statements of income, retained earnings and cash flows for the year then ended in accordance with statements on standards for accounting and review service issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements as of December 31, 2006 and, accordingly, do not express an opinion or any other form of assurance on them.

Willis + Jurasek, P.C.
Willis & Jurasek, P.C.

December 15, 2007

WILLIS & JURASEK, P.C.
2545 Spring Arbor Road
Suite 200
Jackson, MI 49203-3690

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-Mail: willis@willispc.com
Web site: www.willispc.com

James C. Butterfield, Inc.

Statements of Financial Condition
October 31, 2007 and December 31, 2006

	2007	2006
Assets		
Current Assets:		
Cash	$ 50,972	$ 19,317
Commissions receivable	72,773	52,353
Securities owned - at market value	334,385	260,469
Stockholder loan	51,000	-
Total current assets	509,130	332,139
Property, Plant & Equipment:		
Equipment	22,036	22,036
Leasehold improvements	170,115	170,115
Auto	11,000	11,000
	203,151	203,151
Less: accumulated depreciation	(34,433)	(28,806)
Total property, plant & equipment	168,718	174,345
	$ 677,848	$ 506,484
Liabilities and Stockholders' Equity		
Current Liabilities:		
Current portion of long-term debt	$ 14,117	$ 13,230
Accounts payable	5,109	17,685
Accrued income taxes	26,000	2,306
Total current liabilities	45,226	33,221
Long-Term Debt:		
Note payable - bank	86,558	97,111
Less current portion	(14,117)	(13,230)
Total long-term debt	72,441	83,881
Stockholders' Equity:		
Common stock-$1.00 par value; authorized 50,000 shares; issued and outstanding 32,949 shares	32,949	32,949
Capital in excess of par value	21,104	21,104
Retained earnings	506,128	335,329
Total stockholders' equity	560,181	389,382
	$ 677,848	$ 506,484

See Accountants' Report and Accompanying Notes to Financial Statements.

James C. Butterfield, Inc.

Statements of Income

Periods Ended October 31, 2007 and December 31, 2006

	2007	%	2006	%
Income:				
Commissions - agency	$ 15,098	2.13	$ 18,607	2.60
Commissions - mutual funds	125,962	17.78	127,379	17.79
Profits - sale of securities	43,916	6.20	47,226	6.60
Insurance products	12,006	1.69	45,376	6.34
Management fees	475,266	67.07	473,773	66.17
Other income	36,353	5.13	3,582	0.50
Total income	708,601	100.00	715,943	100.00
Expenses:				
Salaries and wages	313,007	44.17	412,643	57.64
Payroll taxes	19,295	2.72	20,775	2.90
Group insurance and medical	20,079	2.83	22,112	3.09
Retirement	-	-	12,479	1.74
Promotion and entertainment	53,329	7.53	78,900	11.02
Dues and subscriptions	1,768	0.25	7,868	1.10
Telephone	8,155	1.15	9,004	1.26
Office expense	17,228	2.43	31,822	4.44
Postage	2,218	0.31	5,082	0.71
Building maintenance	-	-	380	0.05
Legal and accounting	11,500	1.62	10,650	1.49
Insurance	4,815	0.68	5,126	0.72
Computer expense	418	0.06	4,618	0.65
Training and seminars	1,755	0.25	3,177	0.44
Utilities	6,279	0.89	13,865	1.94
Interest	5,408	0.76	7,321	1.02
Travel	13,244	1.87	12,845	1.79
Rent	10,000	1.41	12,000	1.68
Depreciation	5,627	0.79	7,871	1.10
Corporate taxes	13,386	1.89	14,862	2.08
Total expenses	507,511	71.62	693,400	96.85
Income Before Provision for Federal Income Taxes	201,090	28.38	22,543	3.15
Provision for Federal Income Taxes	30,291	4.27	4,374	0.61
Net Income	$ 170,799	24.10	$ 18,169	2.54

See Accountants' Report and Accompanying Notes to Financial Statements.

James C. Butterfield, Inc.

Statements of Retained Earnings

Periods Ended October 31, 2007 and December 31, 2006

	2007	2006
Balance - Beginning of Period	$ 335,329	$ 319,160
Less Dividends	-	2,000
Net Income for the Period	170,799	18,169
Balance - End of Period	$ 506,128	$ 335,329

See Accountants' Report and Accompanying Notes to Financial Statements.

James C. Butterfield, Inc.

Statements of Cash Flows

Periods Ended October 31, 2007 and December 31, 2006

	2007	2006
Cash Flows From Operating Activities:		
Net income	$ 170,799	$ 18,169
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	5,627	7,871
(Gain) loss on investments, net	(43,916)	(47,226)
Changes in current assets and liabilities:		
(Increase) decrease in commissions receivable	(20,420)	1,517
(Increase) decrease in employee loan	(51,000)	2,000
Increase (decrease) in accrued expenses	11,118	(2,898)
Net cash provided (used) by operating activities	72,208	(20,567)
Cash Flows From Investing Activities:		
Payments on long-term debt	(10,553)	(5,880)
Purchase of marketable securities	(30,000)	(19,200)
Proceeds from sale of marketable securities	-	40,000
Net cash provided (used) by investing activities	(40,553)	14,920
Cash Flows From Financing Activities:		
Dividends paid	-	(2,000)
Net cash provided (used) by financing activities	-	(2,000)
Net Increase (Decrease) In Cash And Cash Equivalents	31,655	(7,647)
Cash And Cash Equivalents at Beginning of Period	19,317	26,964
Cash And Cash Equivalents at End of Period	$ 50,972	$ 19,317

See Accountants' Report and Accompanying Notes to Financial Statements.

James C. Butterfield, Inc.
Reconciliation of Ownership Equity in Financial Statements
with Focus Report Part IIA
Period Ended October 31, 2007

	Amount
Ownership Equity - Financial Statements	$ 506,128
Ownership Equity - Focus Report Part IIA	$ 506,128

Note 1 - Summary of Significant Accounting Policies

Nature of Business

The Company operates one office and serves primarily the Jackson, Michigan area. The primary source of revenue is providing brokerage services to customers, who are predominately small and middle-market businesses and middle to high income individuals.

Basis of Accounting

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America under the accrual basis of accounting. The accrual basis of accounting records revenue in the period in which it is earned rather than received and records expenses in the period in which incurred rather than when paid.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities owned by the Company are stated at market quotation value.

Cash Equivalents

The Company considers all highly-liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

The Company maintains its deposits at financial institutions, which at times may exceed federally insured limits.

Commissions Receivable

Receivables arising from commissions earned are accounted for on the accrual basis and become past due after 30 days. The Company considers commissions receivable to be fully collectable; accordingly, no allowance for uncollectible accounts is recorded in the financial statements.

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using accelerated and straight-line methods for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Equipment	5 - 7
Leasehold improvements	7 – 39

Maintenance and repairs, including replacement of minor items, are charged to expense, and major additions to property and equipment are capitalized.

Minimum Capital Requirements

Under rules prescribed by the Securities and Exchange Commission, the ratio of the firm's "aggregate indebtedness" to "net capital" (as those terms are defined in the rules) must not exceed 15 to 1. At October 31, 2007, the ratio of aggregate indebtedness to net capital was approximately 0.64 to 1. The firm's net capital as of October 31, 2007, is $183,325 and exceeds the required net capital of $50,000 by $133,325.

Note 1 - Summary of Significant Accounting Policies (Continued)

Investment Advisor Requirements - The "Brochure Rule"

To comply with SEC rules, the Company offers a written disclosure statement (brochure) delivered without charge upon request.

Income Taxes

It is the Company's practice to provide currently for federal income tax based upon the results of operations for the current year with income and expense items being reported for tax purposes the same as they are for financial statement purposes.

Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income taxes under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Company has determined that these amounts are immaterial and no deferred tax is provided for at this time.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Securities Owned

The Company records its investment in securities at market, listed as follows:

Shares or Bonds		Market Value at October 31, 2007
1,873.889	Pioneer Mid Cap Value Fund	$ 48,009
1,341.832	Pioneer Growth Shares	20,798
673.549	Templeton Growth Fund	31,098
1,491.024	Mutual Discovery Fund	38,453
1,177.222	Franklin Small-Mid Cap Growth Fund	40,438
97,214.320	Galaxy Money Market Fund	97,214
1,250.000	The NASDAQ Stock Market, Inc.	58,375
		$334,385

Note 3 - Long-Term Liabilities

	Due Within One Year	Due After One Year
Note payable – Bank – secured by trust assets; payments of $1,596 per month including interest at 6.50%; due June 2009	$ 14,117	$ 72,441

Maturities of long-term debt are as follows:

December 31	
2008	$ 14,117
2009	72,441
	$ 86,558

Note 4 - Rents and Related-Party Transactions

The Company leases its office facility from a related party for approximately $1,000 per month. Rent expense for the periods ended October 31, 2007 and December 31, 2006 was $10,000 and $12,000, respectively.

Note 5 - Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value due to the short-term maturities of those instruments.

Note 6 - Securities and Exchange Commission Report

Part IIA of the Company's October 31, 2007, Securities and Exchange Commission Report, Form X-17A-5, is available for examination and copying at 111 East Michigan Avenue, Jackson, Michigan or at the Chicago, Illinois office of the Securities and Exchange Commission.

Note 7 - Year-End for Tax and Audit

The Company has a calendar year-end for book and tax purposes and an October 31st year-end for audit purposes.

Note 8 - Retirement Savings Plan

The Company's retirement plan is a defined contribution plan under the Internal Revenue Code Section 401(k). The plan covers substantially all full-time employees. Company contributions to the plan are determined annually by the Board of Directors. The Company reserves the right to modify, amend or terminate the plan even though the plan is expected to continue indefinitely. Contributions for the period ended October 31, 2007 were $0 and, for the year ended December 31, 2006 were $9,035.

James C. Butterfield, Inc.
Jackson, Michigan

Period Ended October 31, 2007

Table of Contents

Tab


WILLIS & JURASEK, CPAs, CONSULTANTS
W
SERVICE EXCELLENCE SINCE 1967

December 15, 2007

James C. Butterfield, Inc.
111 E. Michigan Avenue
Jackson, Michigan 49201

Gentlemen:

In planning and performing our audit of the financial statements of James C. Butterfield, Inc., (the Company), as of and for the period ended October 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17-a5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recording of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

WILLIS & JURASEK, P.C.
2545 Spring Arbor Road
Suite 200
Jackson, MI 49203-3690

Phone Number: (517) 788-8660
Fax Number: (517) 788-9872
E-Mail: willis@willispc.com
Web site: www.willispc.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control doe not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a significant deficiency in internal control:

- Management of the Company prepares interim internal and annual financial statements. The annual financial statements for the period ended October 31, 2007 required relatively few audit adjustments. The management does understand all information included in the financial statements; however, we assist in preparing the footnotes to the annual financial statements. Management proposes no change in this procedure.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above, These conditions were considered in determining the nature, timing, and extent o the procedures performed in our audit of the financial statements of James C. Butterfield, Inc. as of and for the period ended October 31, 2007, and this report does not affect our report thereon dated December 15, 2007.

- The size of the business necessarily imposes practical limitations on the effectiveness of internal accounting control, procedures for safeguarding securities, and practices and procedures employed quarterly in counting and accounting for securities and in resolving securities differences because all transactions for the purchase and sale of securities are made generally by the owners/officers. There are only two other employees of the Company. Substantially, all accounting and cashiering functions are performed by one owner. Security, position record, and the accounting for other securities are performed by this owner/officer. The number of personnel of the Company makes it impossible to have a separation of duties whereby all work of any one individual is independently checked by another individual. The size of the business does permit the owners/officers to have knowledge of all aspects of the business and all accounting records; accordingly, management proposes no change in procedures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Willis & Jurasek, P.C.

Willis & Jurasek, P.C.

James C. Butterfield, Inc.
Statement of Financial Condition
October 31, 2006

Assets		**Liabilities and Stockholders' Equity**	
Current Assets:		Current Liabilities:	
Cash	$ 50,972	Current portion of long-term debt	$ 14,117
Commissions receivable	72,773	Accounts payable	5,109
Securities owned (market value)	334,385	Accrued income tax	26,000
Stockholder loan	51,000	Total current liabilities	45,226
Total current assets	454,119		
		Long-term debt	72,441
Property, plant and equipment	168,718		
		Stockholders' Equity	560,181
	$677,848		$677,848

Summary of Significant Accounting Policies

Accounting for Security Transactions

Security transactions (and related commission revenue and expense) are recorded on a trade date basis. Securities owned by the Company are stated at market quotation value.

Minimum Capital Requirements

The Company is required to maintain minimum capital as defined in the "net capital" rules of the Securities and Exchange Commission of $50,000. The ratio of aggregate indebtedness to net capital is not to exceed 15 to 1. At October 31, 2007, the Company's "net capital" was approximately $183,325 and exceeds the required "net capital" of $50,000. The ratio of aggregate indebtedness to net capital was approximately 0.64 to 1.

Securities and Exchange Commission Report

Part IIA of the Company's October 31, 2007, Securities and Exchange Commission Report (Form X-17A-5) is available for examination and copying at 111 East Michigan Avenue, Jackson, Michigan, or at the Chicago, Illinois office of the Securities and Exchange Commission.

Investment Advisor Requirements - The "Brochure Rule"

To comply with SEC rules, the Company offers a written disclosure statement (brochure) delivered without charge upon request.

Independent Auditors' Report

James C. Butterfield, Inc.
Jackson, Michigan

We have audited, in accordance with auditing standards generally accepted in the United States of America, the statement of financial condition of James C. Butterfield, Inc. as of October 31, 2007, and the related statements of income, retained earnings and cash flows for the period then ended (not presented herein); and in our report dated December 15, 2007, we expressed an unqualified opinion on those financial statements.

In our opinion, the information set forth in the accompanying condensed financial statement is fairly stated in all material respects in relationship to the financial statements from which it has been derived.

Willis + Jurasek, P.C.
Willis & Jurasek, P.C.

December 15, 2007

END